Mail Stop 4561

June 29, 2006

VIA USMAIL and FAX (561) 423-7729

Mr. Donald B. Cohen
Chief Financial Officer
The Quantum Group, Inc.
3460 Fairlane Farms Road, Suite 4
Wellington, Florida 33414

>   **Re: The Quantum Group, Inc.**
>   **Form 10-KSB for the year ended 10/31/2005**
>   **Filed on 2/14/2006**
>   **File No. 000-31727**

Dear Mr. Donald B. Cohen:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED OCTOBER 31, 2005

Item 8A. Controls and Procedures, page 32

1.   We note that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operations of your disclosure controls and procedures.   In accordance with Item 307 of Regulation S-B as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, that evaluation should be performed as of the end of the period covered by the report.   Tell us how you complied with the referenced requirements or advise us.

Report of the Independent Registered Public Accounting Firm, page F-2

2.   We note that your audit opinion does not cover the cumulative data for the period July 24, 2001 (inception) to October 31, 2005.   Please, tell us how you considered the guidance in Item 310.2 of Regulation S-B.

Consolidated Balance Sheet, page F-3

3.   Instead of providing a stockholders' equity section and the disclosure required by paragraph 11.a. of SFAS 7, you present a single line item for the "deficiency in assets accumulated during development stage".   Please provide your basis for this presentation or revise accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

Donald B. Cohen
The Quantum Group, Inc.
June 29, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant